SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                           TYCO INTERNATIONAL LTD.
                             (Name of Issuer)

                                COMMON STOCK
                       (Title of Class and Securities)


                                 902120 10
                    (CUSIP Number of Class of Securities)


   Paul S. Levy
   Joseph Littlejohn & Levy
   450 Lexington Avenue - Suite 3350
   New York, New York 10017
   212-286-8600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

   Copy to:

   J. Gregory Milmoe, Esq.
   Skadden, Arps, Slate, Meagher & Flom
   919 Third Avenue
   New York, New York 10022
   212-735-3000

                           October 19, 1994
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

         Check the following box if a fee is being paid with this
         Statement:                              (X)




                               SCHEDULE 13D

   CUSIP No. 902120 10


   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   JOSEPH LITTLEJOHN & LEVY FUND, L.P.  E.I.N. 13-3599396
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        OO (See item 3)
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        3,771,491 (See item 4)
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                    _________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,747,605 (See item 4)
                                   (10) SHARED DISPOSITIVE POWER

                                        23,886 (See item 4)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,491 (See item 4)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.12%
   (14) TYPE OF REPORTING PERSON*

        PN



                               SCHEDULE 13D

   CUSIP No. 902120 10

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        JLL ASSOCIATES, L.P.  E.I.N. 13-3599395
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        OO (See item 3)
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        3,771,491 (See item 4)
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                    _________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,747,605 (See item 4)
                                   (10) SHARED DISPOSITIVE POWER

                                        23,886 (See item 4)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,491 (See item 4)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.12%
   (14) TYPE OF REPORTING PERSON*

        PN



                               SCHEDULE 13D

   CUSIP No. 902120 10

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        PETER A. JOSEPH      ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        OO (See item 3)
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        3,771,491 (See item 4)
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                    _________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,747,605 (See item 4)
                                   (10) SHARED DISPOSITIVE POWER

                                        23,886 (See item 4)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,491 (See item 4)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.12%
   (14) TYPE OF REPORTING PERSON*

        IN



                               SCHEDULE 13D

   CUSIP No. 902120 10

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        ANGUS C. LITTLEJOHN     ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        OO (See item 3)
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        3,771,491 (See item 4
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                    _________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,747,605 (See item 4)
                                   (10) SHARED DISPOSITIVE POWER

                                        23,886 (See item 4)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,491 (See item 4)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.12%
   (14) TYPE OF REPORTING PERSON*

        IN



                               SCHEDULE 13D

   CUSIP No. 902120 10

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        PAUL S. LEVY     ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        OO (See item 3)
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        3,771,491 (See item 4)
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                    _________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,747,605 (See item 4)
                                   (10) SHARED DISPOSITIVE POWER

                                        23,886 (See item 4)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,771,491 (See item 4)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.12%
   (14) TYPE OF REPORTING PERSON*

        IN



                               SCHEDULE 13D

   CUSIP No. 902120 10

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        YVONNE CLIFF       ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        OO (See item 3)
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        3,771,491 (See item 4)
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                    _________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,747,605 (See item 4)
                                   (10) SHARED DISPOSITIVE POWER

                                        23,886 (See item 4)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,771,491 (See item 4)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.12%
   (14) TYPE OF REPORTING PERSON*

        IN


      Item 1.     Security and Issuer.

                  This Statement relates to the common stock
      ("Company Common Stock"), par value $.50 per share, of Tyco
      International Ltd., a Massachusetts corporation (the
      "Company"), which has its principal executive offices at One Tyco Park, Exeter, New Hampshire 03833.

      Item 2.     Identity and Background.

                  This Statement is being filed by Joseph Littlejohn
      & Levy Fund, L.P., a Delaware limited partnership (the "Fund"), JLL Associates, L.P., a Delaware limited partnership ("JLL Associates"), Peter A. Joseph, Angus C. Littlejohn, Jr., Paul S. Levy and Yvonne Cliff (collectively, the "Reporting Persons"). JLL Associates is the general partner of the Fund. Messrs. Joseph, Littlejohn and Levy and Ms. Cliff are each United
      States citizens and are the general partners of JLL Associates. Each of the Reporting Persons is engaged principally in the business of investing in securities. The principal business address of each of the Reporting Persons is 450 Lexington
      Avenue - Suite 3350, New York, New York 10017.

                  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.     Source and Amount of Funds or Other Consideration

                  Pursuant to the Merger (as defined in Item 4), which took place on October 19, 1994, the Fund received 1.29485 shares of Company Common Stock for each share of Kendall common stock owned by the Fund at the time of the Merger. As a result of the Merger, the Fund received 3,747,605 shares of Company Common Stock (net of the Company Escrowed Shares (as defined in
      Item 4)) having a market value of $49.375 per share in exchange for the surrender of 2,894,239 shares of Kendall common stock (net of the Kendall Escrowed Shares (as defined in Item 4)).

      Item 4.     Purpose of Transaction.

                  As further described in the Joint Proxy Statement, dated September 21, 1994, of Kendall and the Company (the "Joint Proxy Statement"), and the Agreement and Plan of Merger, dated as of July 13, 1994, by and among the Company, T Acquisition Corp., a wholly owned subsidiary of the Company ("Acquisition"), and Kendall (the "Merger Agreement"), on October 19, 1994, Acquisition merged with and into Kendall (the "Merger"), as a result of which Kendall became a wholly owned subsidiary of the Company. In consideration of the Merger, the Fund acquired 3,771,491 (inclusive of the Company Escrowed Shares, as defined below), or approximately 5.12% of the outstanding Company Common Stock (based upon a total of 73,591,207 shares of Company Common Stock issued and outstanding as of October 19, 1994, such number derived from the number of Company and Kendall shares outstanding as of September 12, 1994 as reported in the Joint Proxy Statement, plus the amount of shares of Company Common Stock issued upon the approval of the Company's 1994 Restricted Stock Plan and the exercise of Kendall warrants prior to the Merger).

                  Immediately prior to the consummation of the Merger, 18,446 shares (the "Kendall Escrowed Shares") of Kendall common stock beneficially owned by the Fund were held of record by an escrow agent and were subject to an Equity Reallocation Agreement, dated July 7, 1992 (the "Equity Reallocation Agreement"), among Kendall, certain stockholders of Kendall and such escrow agent, which required such shares to be transferred to third parties upon the exercise of rights ("Equity Reallocation Rights") to purchase such shares pursuant to the Equity Reallocation Agreement. Pursuant to the Merger, the Equity Reallocation Rights were converted to rights to purchase 23,886 shares of Company Common Stock (the "Company Escrowed Shares") which were placed into escrow with Mellon Bank, N.A., as successor escrow agent and which remain subject to the terms of the Equity Reallocation Agreement. The foregoing summary of the provisions of the Equity Reallocation Agreement is qualified in its entirety by reference to the Equity Reallocation Agreement attached hereto as Exhibit A.

                  The securities of the Company to which this Statement relates are held by the Fund as an investment.
      Except as otherwise set forth herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or to fill existing vacancies on the Board; (v) any material change in the present capitalization or dividend policies of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

                  Subject to applicable law and the terms of the Stockholder Agreement (as defined in Item 6), the Reporting Persons may, individually or jointly, acquire shares of Company Common Stock or sell some or all of the shares of Company Common Stock which may be owned by them from time to time, depending on their evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

      Item 5.     Interest in Securities of the Issuer.

                  The Fund is the record owner of 3,747,605 shares of Company Common Stock (the "JLL Shares") and as such has the
      power to vote and dispose of the JLL Shares.   In addition, the
      Fund has the power to vote, but not the power to dispose of, 23,886 shares of Company Common Stock held in escrow on its behalf by the record owner, Mellon Bank, N.A., as Trustee (See
      Item 3). The JLL Shares, plus the Company Escrowed Shares, constitute 5.12% of the outstanding shares of Company Common Stock (based upon a total of 73,591,207 shares of Company Common Stock issued and outstanding as of October 19, 1994, such number derived from the number of Company and Kendall shares outstanding as of September 12, 1994 as reported in the Joint Proxy Statement, plus the amount of shares of Company Common Stock issued upon the approval of the Company's 1994 Restricted Stock Plan and the exercise of Kendall warrants prior to the Merger).

                  JLL Associates, as general partner of the Fund, and Messrs. Joseph, Littlejohn and Levy and Ms. Cliff, as general partners of JLL Associates, may be deemed to have voting and dispositive power with respect to the JLL Shares and voting power with respect to the Company Escrowed Shares and, pursuant to Rule 13d-3(a) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), each may be deemed to be the beneficial owner of all the JLL Shares and the Company Escrowed Shares. However, the filing of this Statement shall not be construed as an admission for the purposes of Section 13(d) and 13(g) or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose that JLL Associates, Messrs. Joseph, Littlejohn or Levy or Ms. Cliff is a beneficial owner of any JLL Shares or Company Escrowed Shares.

                  Except as described in Item 4 hereof with respect to the Merger, the Reporting Persons have not effected any transactions in shares of Company Common Stock during the past 60 days.

      Item 6.     Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Concurrently with the execution of the Merger Agreement, the Company and the Fund entered into a Stockholder Agreement (as subsequently amended by the Stockholder Agreement Modification, dated October 13, 1994, the "Stockholder Agreement"). The Stockholder Agreement provides, in relevant part, that the Fund may only transfer Company Common Stock to its partners (each a "Partner Transferee") in accordance with its partnership agreement as in effect on the date of the Stockholder Agreement or as in effect from time to time after the Publication Time and with the written consent of the Company, not to be unreasonably withheld; provided, that the Partner Transferees may not engage in any sale, exchange, transfers pledges, dispositions or any other transactions which would result in a reduction in the risk of ownership (any such transaction, a "Sale") of Company Common Stock (other than to an affiliate of such Partner Transferee who agrees to be bound by the terms of the Stockholder Agreement) prior to the earlier to occur of the Publication Time or termination of the Stockholder Agreement; provided, further that such restrictions on Sales apply, in relevant part, only to shares of Company Common Stock obtained by a Partner Transferee (i) from the Fund or (ii) in the Merger in exchange for Kendall common stock obtained by the Partner Transferee from the Fund. Other than such distributions to Partner Transferees, the Fund has agreed not to engage in any sale of securities of the Company until after the Publication Time.

                  "Publication Time" is defined as the time at which the Company has published financial results covering at least 30 days of combined operations of the Company and Kendall after the effective time of the Merger.

                  The Stockholder Agreement provides that the Company will take such action as is necessary to cause Paul S. Levy, or such other person as may be designated by the Fund who is reasonably satisfactory to the Company, to be elected to serve as a director of the Company. The Company has also agreed that for so long as the Fund continues to hold at least 20% of the shares of Company Common Stock received by it in the Merger, the Company will include one person designated in writing by the Fund and reasonably satisfactory to the Company in the slate of nominees recommended by the Board of Directors of the Company to its stockholders for election at each annual meeting of stockholders of the Company and use its reasonable best efforts to cause such designee to be elected as a director of the Company.

                  Under the Stockholder Agreement, the Company agreed to assume and perform the obligations of Kendall under the Registration Rights Agreement, dated as of July 7, 1992, among Kendall and certain securityholders of Kendall (as amended by Amendment No. 1 to Registration Rights Agreement, dated July 11, 1994, the "Registration Rights Agreement"), including the Fund, and evidenced such agreement by executing an Assumption Agreement, dated October 19, 1994 (the "Assumption Agreement"). Pursuant to the Registration Rights Agreement, the Fund may, subject to certain conditions, require the Company to register upon request the shares of Company Common Stock owned by it under the Securities Act of 1933. In addition, the Fund has certain "piggyback" rights to participate in other registrations of common stock by the Company.

                  The Stockholder Agreement also contains provisions relating to the restrictions on sales of Company Common Stock received in the Merger by affiliates of Kendall pursuant to Rule 145 under the Securities Act of 1933, as they may apply to the Fund.

                  The foregoing summary of provisions of the Stockholder Agreement, the Stockholder Agreement Modification, the Registration Rights Agreement, Amendment No. 1 to Registration Rights Agreement and the Assumption Agreement is qualified in its entirety by reference to the Stockholder Agreement, the Stockholder Agreement Modification, the Registration Rights Agreement, Amendment No. 1 to Registration Rights Agreement and the Assumption Agreement attached hereto as Exhibits B, C, D, E and F respectively.

      Item 7.     Material to be Filed as Exhibits.

      Exhibit A           Equity Reallocation Agreement, dated July
                          7, 1992, among Tyco International, Ltd. (as successor to Kendall International, Inc.), certain stockholders of Tyco (formerly stockholders of Kendall International,
                          Inc.) and Mellon Bank, N.A., as successor
                          Escrow Agent. [Incorporated by reference to
                          Exhibit 10.46.5 to the Registration
                          Statement on Form 10 of Kendall
                          International, Inc.  File 0-20602]

      Exhibit B           Stockholder Agreement, dated as of July 13,
                          1994, between Joseph Littlejohn & Levy
                          Fund, L.P. and Tyco International Ltd.
                          [Incorporated by reference to Exhibit 10(c) to the Current Report on form 8-K of Tyco
                          International Ltd., filed July 26, 1994]

      Exhibit C           Stockholder Agreement Modification, dated
                          October 13, 1994, between Joseph Littlejohn
                          & Levy Fund, L.P. and Tyco International
                          Ltd.

      Exhibit D           Registration Rights Agreement, dated as of
                          July 7, 1992, among CDK Holding Corporation
                          [now known as Kendall International, Ltd.]
                          and certain securityholders thereof.
                          [Incorporated by reference to Exhibit 4.42 to the Registration Statement on Form 10 of Kendall International, Inc. File No. 0-
                          20602]

      Exhibit E           Amendment No. 1 to Registration Rights
                          Agreement, dated as of July 11, 1994, among CDK Holding Corporation [now known as
                          Kendall International, Ltd.] and certain securityholders thereof.

      Exhibit F           Assumption Agreement, dated October 19,
                          1994, of Tyco International Ltd.

      Exhibit G           Joint Filing Agreement, by and among Joseph
                          Littlejohn & Levy Fund, L.P., JLL
                          Associates, L.P., Messrs. Joseph,
                          Littlejohn and Levy and Ms. Cliff.


                                 SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  November 3, 1994

                                     JOSEPH LITTLEJOHN & LEVY
                                          FUND, L.P.

                                     By:  JLL ASSOCIATES, L.P.
                                               General Partner

                                     By:  /s/ Paul S. Levy
                                          Paul S. Levy
                                          General Partner

                                  SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  November 3, 1994

                                     JLL ASSOCIATES, L.P.

                                     By:  /s/ Paul S. Levy
                                          Paul S. Levy
                                          General Partner

                                  SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  November 3, 1994

                                      /s/ Paul S. Levy
                                          Paul S. Levy


                                  SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  November 3, 1994

                                      /s/ Yvonne Cliff
                                          Yvonne Cliff

                                  SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  November 3, 1994

                                      /s/ Peter A. Joseph
                                          Peter A. Joseph

                                  SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  November 3, 1994

                                     /s/  Angus C. Littlejohn, Jr.
                                          Angus C. Littlejohn, Jr.


                                                         EXHIBIT C

                                                       October 3, 1994

       Joseph Littlejohn & Levy Fund, L.P.
       450 Lexington Avenue
       Suite 3350
       New York, New York  10017

       Attention:  Paul S. Levy

                     Stockholder Agreement Modification

       Ladies and Gentlemen:

                   Reference is hereby made to the Stockholder
       Agreement, dated as of July 13, 1994 (as such agreement may be amended, supplemented, waived or otherwise modified from time to time, the "Stockholder Agreement"), between Joseph
       Littlejohn & Levy Fund, L.P. and Tyco International Ltd.
       ("Tyco").

                   In accordance with Section 11 of the Stockholder Agreement, Tyco hereby agrees that Section 3 of the Stockholder Agreement is hereby amended as follows:

                   1. Section 3(a)(iii) is hereby amended and restated in its entirety to read as follows:

                   "iii.  The Holder may only distribute Company
            Common Stock and Parent Shares, and Warrants and Reallocation Certificates (as such terms are defined in Section 5), to its Partner Transferees in accordance with the Holder's partnership agreement as in effect on the date hereof or as from time to time in effect after the Publication Time (as hereinafter defined); provided, however, that each such Partner Transferee shall not engage in any Sale (other than to an affiliate of such Partner Transferee, which affiliate shall be bound hereby to the same extent as such Partner Transferee) of Company Common Stock, Warrants, Reallocation Certificates, Company Common Stock issued upon exercise of any Warrants or Reallocation Certificates, Parent Shares received by the Holder or such Partner Transferee in the Merger or Parent Shares issued upon exercise of the Warrants or Reallocation Certificates, prior to the earlier to occur of the Publication Time or the Termination Date; provided, further, that the foregoing restrictions upon Sales by Partner Transferees of Company Common Stock or Parent Shares shall apply only to Company Common Stock or Parent Shares obtained by a Partner Transferee (x) from the Holder, (y) upon exercise of Warrants or Reallocation Certificates distributed to a Partner Transferee by the Holder or (z) in the Merger in exchange for Company Common Stock obtained by a Partner Transferee from the Holder or upon exercise of Warrants or Reallocation Certificates distributed to a Partner Transferee by the Holder."

                   2. The first sentence of Section 3(a)(iv) is hereby amended and restated in its entirety to read as follows:

                   "iv.  It shall be a condition of any distribution
            to a Partner Transferee that, prior to or concurrently with such distribution, the Holder shall inform such Partner Transferee that it shall be bound by all terms and provisions of this Section 3(a) applicable to a Partner Transferee, including that it will be subject to the stop transfer instructions and legend requirements referred to in the following sentence."

                   Except as expressly amended hereby, all of the terms and provisions of the Stockholder Agreement are and shall remain in full force and effect.

                   If you are in agreement with the foregoing, please indicate your acceptance thereof by signing in the appropriate space below and returning an executed copy of this letter agreement to Tyco.

                                     Very truly yours,

                                     TYCO INTERNATIONAL LTD.

                                     By:   /s/ Irving Gutin
                                        Name:  Irving Gutin
                                        Title: Senior Vice President



       Accepted and agreed as of
        the date first above written:

       JOSEPH LITTLEJOHN & LEVY
         FUND, L.P.

         By:  JLL ASSOCIATES L.P.
                General Partner

         By:  /s/  Paul S. Levy
            Name:   Paul S. Levy
            Title: General Partner




                                                         EXHIBIT E

              AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

                   AMENDMENT NO. 1, dated as of July 11, 1994 (this "Amendment"), to the Registration Rights Agreement, dated as of July 7, 1992 (as amended by this Amendment, the "Registration Rights Agreement"), among Kendall International, Inc., a Delaware corporation formerly named CDK Holding Corporation (the "Company"), and The Clayton & Dubilier Private Equity Fund IV Limited Partnership, a partnership organized under the laws of Connecticut, Joseph Littlejohn & Levy Fund, L.P., a partnership organized under the laws of Delaware, Mutual Series Fund Inc., FIMA Finance Management Inc., Leeway & Co., Richard
       A. Gilleland and Carrie Gilleland, and The Clayton & Dubilier Private Equity Fund III Limited Partnership, a partnership organized under the laws of Connecticut.

                   WHEREAS, one or more of the parties to or beneficiaries of the Registration Rights Agreement that are partnerships may distribute Warrants and/or Reallocation Certificates (as each such term is defined in the Registration Rights Agreement) held by them to their respective partners; and

                   WHEREAS, the parties to the Registration Rights Agreement desire to extend the rights and obligations under the Registration Rights Agreement to such partners with respect to the Warrants, Common Stock issuable upon exercise of Warrants and Common Stock issuable upon exercise of Reallocation Certificates that may be held by such partners;

                   NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto hereby agree as follows:

                   SECTION 1.  Defined Terms.  Unless otherwise
       defined in this Amendment, terms used herein that are defined in the Registration Rights Agreement are so used as so defined.

                   SECTION 2. Amendments to the Registration Rights Agreement. The Registration Rights Agreement is hereby amended as follows:

                   The definition of "Permitted Transferee" in
       Section 1.1 of the Registration Rights Agreement is hereby amended by deleting the word "or" preceding clause (vi) of such definition, inserting the words "or (vii) with respect to Warrants, Reallocation Certificates or shares of Common Stock issuable upon exercise of Warrants or Reallocation Certificates, the partners of a partnership that is such Person;" after the semi-colon following clause (vi) thereof and deleting the words "clauses (i) through (vi)" in the final proviso to such definition and inserting in lieu thereof the words "clauses (i) through (vii)".

                   SECTION 3. Effectiveness of Amendment. This Amendment shall become effective as of the date hereof upon the execution of a counterpart of this Amendment by the Holders of not less than 95% of the Common Stock constituting Registrable Securities and the Holders of a majority of Warrants.

                   SECTION 4. Continuing Effect of the Registration Rights Agreement. This Amendment shall not constitute an amendment or waiver of any provision of the Registration Rights Agreement except solely to the extent expressly stated herein. Except as expressly amended hereby, the provisions of the Registration Rights Agreement are and shall remain in full force and effect.

                   SECTION 5. Miscellaneous. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all counterparts taken together shall constitute one and the same instrument. The descriptive headings of the several Sections of this Amendment are inserted for convenience only and do not constitute a part of this Amendment. The Registration Rights Agreement as amended hereby contains the entire understanding of the parties thereto and hereto in respect of the subject matter contained therein and herein and the transactions contemplated thereby and hereby. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter thereof or hereof, other than those expressly set forth or referred to therein or herein. The Registration Rights Agreement as amended hereby supersedes all prior agreements and understandings between the parties thereto and hereto with respect to the subject matter thereof and hereof. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO APPLICABLE PRINCIPLES OF CONFLICT OF LAWS.

                   IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers or representatives as of the date first above written.

                                JOSEPH LITTLEJOHN & LEVY
                                  FUND, L.P.

                                By:  JLL ASSOCIATES LP.,
                                       General Partner

                                By:    /s/   Paul S. Levy
                                     Name:   Paul S. Levy
                                     Title:  General Partner

                                THE CLAYTON & DUBILIER PRIVATE
                                  EQUITY FUND IV LIMITED
                                  PARTNERSHIP

                                   By:  CLAYTON & DUBILIER ASSOCIATES
                                          IV LIMITED PARTNERSHIP,
                                          General Partner

                                   By:   /s/   Joseph L. Rice III
                                        Name:   Joseph L. Rice III
                                        Title:  General Partner

                                   FIMA FINANCE MANAGEMENT INC.

                                   By:    /s/   Richard S. Borosoff
                                        Name:   Richard S. Borosoff
                                        Title:  Attorney in fact

                                   LEEWAY & CO.

                                   By:  STATE STREET BANK AND TRUST
                                          COMPANY

                                   By:
                                        Name:
                                        Title:




                                   MUTUAL SERIES FUND INC.

                                   By:    /s/  E.N. Cohernour
                                        Name:   E.N. Cohernour
                                        Title:  General Counsel and
                                                Secretary

                                   RICHARD A. GILLELAND



                                   CARRIE GILLELAND



                                   THE CLAYTON & DUBILIER PRIVATE
                                     EQUITY FUND III LIMITED
                                     PARTNERSHIP

                                   By:  CLAYTON & DUBILIER
                                          ASSOCIATES III,
                                          LIMITED PARTNERSHIP,
                                          General Partner

                                   By:     /s/  Joseph L. Rice III
                                        Name:   Joseph L. Rice III
                                        Title:  General Partner




                        ACKNOWLEDGMENT BY THE COMPANY

                    The undersigned hereby acknowledges the
          foregoing Amendment No. 1 to the Registration Rights
          Agreement and agrees that it shall be bound by the Registration Rights Agreement as so amended.

                                   KENDALL INTERNATIONAL, INC.

                                   By:   /s/    Richard Gilleland
                                        Name:   Richard Gilleland
                                        Title:  Chairman, President
                                                and CEO




                                                      EXHIBIT F

                             ASSUMPTION AGREEMENT

                   This ASSUMPTION AGREEMENT, dated October 19,
          1994, by Tyco International Ltd., a Massachusetts corporation ("Tyco"), in favor of the parties and beneficiaries to and under the Registration Rights Agreement referred to below.

                                W I T N E S S E T H :

                   WHEREAS, Kendall International, Inc. (formerly named CDK Holding Corporation), a Delaware corporation (the "Company"), is party to a Registration Rights Agreement, dated as of July 7, 1992, as amended by Amendment No. 1 thereto dated as of July 11, 1994 (as so amended, the "Registration Rights Agreement"; capitalized terms used herein but not defined herein are used as defined in the Registration Rights Agreement), among the Company, The Clayton & Dubilier Private Equity Fund IV Limited Partnership ("Fund IV"), Joseph Littlejohn & Levy Fund, L.P. ("JLL Fund"), Mutual Series Fund Inc., FIMA Finance Management Inc., Leeway & Co., Richard A. Gilleland, Carrie Gilleland, and The Clayton & Dubilier Private Equity Fund III Limited Partnership ("Fund III");

                   WHEREAS, Tyco is party to separate Stockholder Agreements, each dated as of July 13, 1994, as amended by separate Stockholder Agreement Modifications each dated as of October 3, 1994 (as so amended, collectively, the "Stockholder Agreements"), between the Company and each of Fund IV, JLL Fund and Fund III;

                   WHEREAS, concurrently with the execution and delivery of this Assumption Agreement, T Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Tyco, is merging with and into the Company (such merger, the "Merger"), and the Effective Time (as defined in the Stockholder Agreements) of the Merger has occurred; and

                   WHEREAS, pursuant to the Stockholder
          Agreements, Tyco has agreed to assume and agree to perform the obligations of the Company under the Registration Rights Agreement;

                   NOW, THEREFORE, Tyco hereby agrees as follows:

                   1. In accordance with Section 5 of each of the Stockholder Agreements, for the benefit of each Holder and each other party to or beneficiary under the Registration Rights Agreement, Tyco hereby expressly and irrevocably assumes, confirms, and agrees to be bound by and to perform and observe, the terms and provisions of the Registration Rights Agreement, and all of the covenants, rights, promises, agreements, obligations and duties of the Company under the Registration Rights Agreement, provided that Section 2.3(c) of the Registration Rights Agreement is hereby assumed as modified to read as follows:

                   "(c) If any registration of Registrable
                  Securities shall be in connection with an Underwritten Offering, the Company agrees, and will use its reasonable efforts to cause other Persons (other than any institutional investment manager subject to Section 13(f) of the Exchange
                  Act) holding 5% or more of the Common Stock and who are not otherwise subject to "holdback" agreements that are at least as favorable to the Holders as the provisions contained in this
                  Section 2.3 to agree, not to effect any sale or distribution of any of its equity securities or of any security convertible into or exchangeable or exercisable for any equity security of the Company during the period beginning seven days prior to the effective date of such registration statement and ending on the earlier of (x) 180 days after such effective date, and
                  (y) 90 days after such effective date, if the managing underwriter in such Underwritten Offering shall permit such earlier sale or distribution as not materially adversely affecting the offering, and the Holders participating in any such offering shall use their reasonable efforts to obtain such permission from the managing underwriter."

                   2. Tyco hereby confirms and agrees that (a) the Parent Shares (as defined in the Stockholder Agreements) to be received by any Holder, in the Merger or pursuant to any exercise of Warrants or Reallocation Certificates, shall constitute Common Stock and Registrable Securities entitled to the benefits of the Registration Rights Agreement, (b) the term "Requisite Percentage of Common Stock" shall be construed to mean an amount of Parent Shares (or other securities at any time constituting Common Stock) equivalent to 12% of the amount of shares of common stock of the Company outstanding upon consummation of the Plan, and (c) clause
          (iii) of Section 2.1(d) of the Registration Rights Agreement shall be construed to refer to Warrants constituting Registrable Securities that represent the right to acquire upon exercise an amount of Parent Shares (or other securities) equivalent to less than 3% of the amount of shares of common stock of the Company outstanding upon consummation of the Plan. For purposes of the preceding sentence, (i) as of the Effective Time, the amount of Parent Shares that is equivalent to a given amount of shares of common stock of the Company shall be deemed to be the amount of Parent Shares that a holder of such shares of common stock of the Company would be entitled to receive pursuant to the Merger and (ii) after the Effective Time, the equivalency of an amount of Parent Shares (or other securities at any time constituting Common Stock) shall be determined after also taking into account, in a manner analogous to the provisions of clause (i) hereof, any relevant transactions that may have occurred since the Effective Time in respect of Common Stock (including, without limitation, any stock split or combination, merger, consolidation, reclassification, recapitalization or reorganization), subject to the provisions of Section 2.6 of the Registration Rights Agreement.

                   3. Tyco hereby confirms and agrees that, with respect to Section 2.1(g) of the Registration Rights Agreement, if a requested registration pursuant to
          Section 2.1 of the Registration Rights Agreement involves an Underwritten Offering in which Fund IV and/or JLL Fund is participating, Fund IV and JLL Fund together (or, if only one of them is participating in such offering, the fund so participating) shall have the right to select a nationally recognized investment banker (or investment bankers) reasonably acceptable to Tyco that shall manage such offering.

                   4. For purposes of this Assumption Agreement, all references to the "Company" in the Registration
          Rights Agreement shall also be deemed to be references to Tyco.

                   5. This Assumption Agreement shall be binding upon Tyco, its successors and assigns, and shall inure to the benefit of the parties to and other beneficiaries under the Registration Rights Agreement and their respective successors and assigns. This Assumption Agreement shall be effective immediately upon its execution and delivery by Tyco. This Assumption Agreement cannot be amended, modified, waived or supplemented except by a written instrument signed by each of Fund IV, JLL Fund and Fund III, and (except in the case of a waiver) by Tyco. Tyco hereby acknowledges and agrees that irreparable harm would occur in the event that any of the terms or provisions of this Assumption Agreement were not performed in accordance with its specific terms or were otherwise breached, and that accordingly each of Fund IV, JLL Fund, Fund III and each other Holder shall be entitled to an injunction or injunctions to prevent breaches of this Assumption Agreement and to enforce specifically the terms and provisions of this Assumption Agreement in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                   6.  THIS ASSUMPTION AGREEMENT SHALL IN ALL
          RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF. Tyco hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in the City of New York in any action or proceeding arising out of or related to this Assumption Agreement or the Registration Rights Agreement, and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such State or Federal court.
          Tyco hereby irrevocably consents to the service of process, which may be served in any such action or proceeding by certified mail, return receipt requested, by delivering a copy of such process to Tyco at its address specified in Section 9 of the Stockholder Agreements, or by any other method permitted by law.

                   IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed by its duly authorized officer on the date hereof.

                                          TYCO INTERNATIONAL LTD.

                                          By  /s/ Irving Gutin
                                          Name:   Irving Gutin
                                          Title:  Senior Vice President

          [Seal]




          EXHIBIT G
          JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of this statement on Schedule 13D and to all amendments to such Schedule 13D and that such statement on Schedule 13D and all amendments to such statement is made on behalf of each of them.

                  IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 3rd day of November, 1994.

                                    JOSEPH LITTLEJOHN & LEVY FUND, L.P.

                                    By:  JLL ASSOCIATES, L.P.
                                         General Partner

                                    By:  /s/ Paul S. Levy
                                              Paul S. Levy
                                              General Partner

                                    JLL ASSOCIATES, L.P.

                                    By:  /s/ Paul S. Levy
                                             Paul S. Levy
                                              General Partner

                                     /s/ Paul S. Levy
                                         Paul S. Levy

                                     /s/ Peter A. Joseph
                                          Peter A. Joseph

                                     /s/ Angus C. Littlejohn, Jr.
                                          Angus C. Littlejohn, Jr.

                                     /s/ Yvonne Cliff
                                          Yvonne Cliff